DCF, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

December 31, 2025

DCF, LLC
TABLE OF CONTENTS
December 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Directors
of DCF, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of DCF, LLC as of December 31, 2025, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of DCF, LLC as of December 31, 2025 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of DCF, LLC's management. Our responsibility is to express an opinion on DCF, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to DCF, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information of the Computation of Net Capital Under Rule 15c3-1 of the SEC has been subjected to audit procedures performed in conjunction with the audit of DCF, LLC's financial statements. The supplemental information is the responsibility of DCF, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LBMC, PC

We have served as DCF, LLC's auditor since 2024.

Brentwood, Tennessee
March 2, 2026

STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

Cash and cash equivalents	$	179,699
Accounts receivable		3,950
Computer and office equipment, at cost, less accumulated depreciation of $36,462		10,596
Right of use asset, less accumulated amortization of $93,976		15,268
Other assets		18,654
Total assets	$	228,167

LIABILITIES AND MEMBERS' EQUITY

Accounts payable	$	34,896
Accrued expenses		21,503
Lease liability		16,223
Total liabilities		72,622
Members' equity		155,545
Total liabilities and members' equity	$	228,167

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS
Year Ended December 31, 2025

Revenues from contracts with customers	
Investment banking fees - M&A advisory	$ 7,713,820
Registered representative fee	75,500
Reimbursable expenses	4,763
Total revenue from contracts with customers	7,794,083
Expenses	
Advertising and promotion	32,387
Accounting and auditing fees	28,737
Bank fees	1,444
Computer and internet	15,246
Continuing education	1,920
Consulting	7,588,222
Depreciation expense	8,250
Dues and subscriptions	56,108
FINRA compliance, fees and licenses	23,591
Lease expense	17,131
Miscellaneous	659
Office and administrative	3,859
Professional dues	8,957
SIPC assessment	11,202
Spring conference	243
Occupancy	600
Taxes and licenses	457
Telephone	8,434
Transaction expense	2,289
Travel, meetings and entertainment	17,506
Total expense	7,827,242
Loss from operations	-33,159
Interest income	753
Net loss	$ -32,406

The accompanying notes are an integral part of these financial statements.

DCF, LLC
FINANCIAL STATEMENTS

STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2025

	J. Thomas Decosimo	Steven D. Silverman	Robert M. Rough	Total
Members' equity, January 1, 2025	$181,888	$3,031	$3,031	$187,950
Rounding	1			1
Net loss	-19,444	-6,481	-6,481	-32,406
Members' equity, December 31, 2025	$162,445	$-3,450	$-3,450	$155,545

The accompanying notes are an integral part of these financial statements.

DCF, LLC
FINANCIAL STATEMENTS

STATEMENT OF CASH FLOWS
Year Ended December 31, 2025

Cash flows from operating activities	
Net loss	$-32,046
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	8,250
Right of use amortization	37,625
Decrease in accounts receivable	9,659
Increase in other assets	-10,383
Decrease in lease liability	-38,232
Increase in accounts payable	15,267
Increase in accrued expenses	-8,832
Net cash flows from operations	-18,692
Decrease in cash and cash equivalents	-18,692
Cash and cash equivalents at beginning of year	198,391
Cash and cash equivalents at end of year	$179,699

The accompanying notes are an integral part of these financial statements.

Note 1. Form of Organization and Principal Business Activity

DCF, LLC (the "Company") is a Tennessee Limited Liability Company organized on November 20, 2008 and began operations in January 2009. The Company acts as an agent in mergers and acquisition transactions and arranging debt and equity financing. The Company also provides general financial advisory services to corporate clients. The Company, a broker/dealer, became a member of the Financial Regulatory Authority (FINRA) on June 22, 2009 and is a member of the Securities Investor Protection Corporation (SIPC).

Note 2. Summary of Significant Accounting Policies

Basis of Accounting The Company accounts for revenue and expenses on an accrual basis.

Advertising Costs Advertising costs are expensed as incurred. Advertising expense was $32,387 for the year ended December 31, 2025.

Property and Equipment Computer equipment and software, based on a five-year life, are stated at cost. Office equipment, based on a five-year life, is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the individual assets. Depreciation expense was $8,250 for the year ended December 31, 2025.

Income Taxes The Company has elected for income tax purposes to be taxed as a partnership; therefore, the taxable income or losses of the Company are passed through to the members. The income taxes are paid by the members; therefore, no provision for or benefit from income taxes is recorded in the financial statements of the Company. The Company's partnership returns for 2022, 2023, and 2024 are subject to audit by relevant state and federal taxing authorities.

The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. As of December 31, 2025, the Company has not recognized liabilities for uncertain tax positions or associated interest and penalties.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash Equivalents</u> For the purpose of the statement of cash flows the Company considers all highly liquid investments with original maturities of less than ninety days to be cash equivalents.

<u>Receivables</u> Receivables consist of receivable balances from affiliates and clients for which valuation services are prepared. All account balances as of December 31, 2025, are considered collectible.

<u>Credit Losses</u> The Company adheres to Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The Company does not have commission, investment banking and advisory fees (including, but not limited to, receivables related to brokerage commissions) as impacted by the new guidance, and therefore does not have any CECLs.

<u>Concentration of Risk</u> Except for fees from affiliated registered representatives, substantially all of the Company's revenue is project based and is not a recurring source of revenue.

<u>Uninsured Cash Balances</u> The Company as of December 31, 2025, had no cash deposits that exceeded the $250,000 FDIC insured amount. The Company does occasionally have cash balances that exceed $250,000 and is aware of this exposure and is comfortable in the financial position of the bank in which the funds are deposited.

<u>Revenue Recognition</u> The Company follows the five-step model provided by ASC Topic 606 in order to recognize its revenue in the following manner: 1) identify the contract; 2) identify the performance obligations of the contract; 3) determine the transaction price of the contract; 4) allocate the transaction price to the performance obligations; and, 5) recognize revenue.

The Company generates revenue from M&A Advisory Fees that results in advisory fees and success fee revenue, unregistered securities offerings, registered representative fees, and business valuation services. Each client is identified by contracts. Revenue is recognized in the following manners for the revenue generated by the Company.

<u>M&A Advisory Fees</u> The Company typically enters into contracts with clients calling for nonrefundable advisory fees to be paid at the beginning of the arrangement, throughout the arrangement, and a variable consideration if a success fee is to be paid out once the merger or acquisition services is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognized advisory fees at a point in time, and success fees are only recognized if a transaction is finalized.

<u>Unregistered Securities Offerings</u> The Company typically enters into contracts with clients calling for nonrefundable advisory fees to be paid at the beginning of the arrangement, throughout the arrangement, and a variable consideration if a success fee is to be paid out once the private placement of securities is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognized advisory fees at a point in time, and success fees are only recognized if a transaction is finalized.

<u>Registered Representative Fees</u> Registered representative fees are billed at the beginning of each calendar quarter according to contracts signed with each representative. The fee is earned over the quarter the fee is billed.

<u>Business Valuation Services</u> Valuations are prepared according to executed engagement letters. An advisory fee is collected with the execution of the agreement which represents approximately 25% of the agreed upon fee. Monthly invoices are prepared representing the extent to which the valuation is complete. Any remaining balance of the fee is billed at the delivery of the valuation report.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

<u>Leases</u> The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancelable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and if or when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The implicit rate of our lease is not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease throughout the lease term at the amount of the remeasured lease liability (i.e. present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. There was no impairment recognized as of December 31, 2024. The Company has determined this rate to be 5% at the inception of the lease. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company shares its leased space with four entities who pay 60% of the total lease. There is no formal lease but these entities plan to share the lease expense at that ratio for the term of the lease.

Consulting Fees The Company pays its registered representatives according to an agreement that stipulates the percentage of the collected advisory fee and success fees to be paid out.

Note 3. Related Party

During the year ended December 31, 2025, the Company paid no management fees to a related entity under common ownership as it has done in past years.

Note 4. Date of Management Review

For the year ended December 31, 2025, the Company has evaluated subsequent events for potential recognition and disclosure through February __, 2026, the date of the financial statements issuance and has determined that no event has occurred requiring disclosure.

Note 5. Lease

The Company entered into a 36-month non-cancellable lease agreement for office space, which commenced on June 1, 2023. This operating lease is scheduled to expire on May 31, 2026, with two 36-month renewal options to extend it through May 31, 2032. Additional renewal options have not been recognized as part of the ROU asset because it is not certain that the Company will exercise its option to extend the lease after May 31, 2026. Lease payments under this lease agreement were $39,929 with $21,737 being collected in lease payment reimbursement from related parties which totaled to a net lease paid in 2025 of $17,130. As mentioned in the Notes, the Company shares the cost of the lease with four other entities whose share of the total rent is 60%. It is expected that these entities will continue to share the rent at that ratio through the term of the lease.

Operating Lease Future Minimum Lease Payments

	Payments	Liab - Princ
2026	$16,880	$16,223

NOTE 6.   Broker Dealer – Single Reportable Segment

We adopted Accounting Standards Update 2023-07, (Topic 280): Improvements to Reportable Segment Disclosures. The Company is engaged in a single line of business as a securities broker-dealer providing investment banking services which includes sell-side advisory, institutional debt and equity sourcing, and business valuation. The Company has identified its managing principal as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 7.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025, the Company had net capital of $107,077, which was $102,077 in excess of its minimum, dollar net capital requirement of $5,000. The Company's net capital ratio was 67.8%.

DCF, LLC

SUPPLEMENTARY INFORMATION

December 31, 2025

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2025

Members' equity allowable for net capital	$155,545
Deductions and/or charges:	
Non-allowable assets:	
Receivables from non customers	3,950
Net fixed assets	25,864
Other assets	18,654
Net capital	$107,077
Aggregate indebtedness	$72,622
Computation of basic net capital requirement	
Minimum net capital	$ 4,841
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$102,077
Net capital less 10% of aggregated indebtedness	$ 99,815
Percentage of aggregate indebtedness to net capital	67.8%
Percentage of debt to equity	46.7%

There is no material difference between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2025.

DCF, LLC

CHATTANOOGA, TENNESSEE

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM ON APPLYING
AGREED-UPON PROCEDURES ON SCHEDULE OF
ASSESSMENT AND PAYMENTS (FORM SIPC-7)

DECEMBER 31, 2025





REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Members and Board of Directors
of DCF, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of DCF, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

LBMC, PC

Brentwood, Tennessee
March 2, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
DCF LLC	8-68111

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 7,794,838.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3		Add lines 1 and 2h		$ 7,794,838.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.	$ 81,018.00	
		Deductions in excess of $100,000 require documentation		
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 81,018.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 7,713,820.00
8	Multiply line 7 by .0015. This is your **General Assessment.**			$ 11,570.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2025 SIPC-6 or 6A		$ 4,140.00	
11 a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2025 SIPC-6 and 6A(s)	$ 4,140.00		
d	Add lines 11a through 11c		$ 4,140.00	
12	**LESSER** of line 10 or 11d.			$ 4,140.00
13 a	Amount from line 8		$ 11,570.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 4,140.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 7,430.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.			$ 7,430.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-68111	DEA: FINRA	2025	Dec

MEMBER NAME DCF LLC
MAILING ADDRESS 629 MARKET ST STE 120
CHATTANOOGA, TN 37402

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

DCF LLC	JOHN T DECOSIMO
(Name of SIPC Member)	(Authorized Signatory)
2/18/2026	tomdecosimo@dcf-llc.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Directors
of DCF, LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) DCF, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition and private placements opportunities for clients and providing fairness opinions and other advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

LBMC, PC

Brentwood, Tennessee
March 2, 2026

DCF, LLC

Statement of 15c3-3 Exemption Compliance

DCF, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) merger and acquisitions; (2) private placements; (3) fairness opinions; and (4) other advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Thomas Decosimo

J. Thomas Decosimo

CEO

FINANCIAL AND OPERATIONALCOMBINED UNIFORM SINGLE REPORT
PART II A

DCF, LLC

For the period from 01-01-25 to 12-31-25

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... $ 0
    A. Increases 0
    8 . Decreases 0

4. Balance, end of period (From item 3520) .... $ 0